LINGAS RESOURCES, INC.

469 Pujols Avenue
Fort Benafacio
Manila, Philippines

July 27, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC
20549

Re:         Amendment No. 2 to Registration Statement on Form S-1
Filed July 9, 2012
File No. 333-179390

Attention:              Mr. John Reynolds
Assistant Director

Dear Mr. Reynolds:

I have reviewed your letter July 19, 2012 wherein you have some comments to the above noted registration statement.

The following are my responses.

Business, page 16

In the first part of this comment the following has been inserted under Risk Factors on page 9:

“Even though our two directors and officers have agreed to contribute funds to our Company there is no assurance this will occur.

Even though our two officers and directors have agreed to contribute funds to cover any shortage of funds in order that the Company can complete Phase II there is no assurance, due to having no written agreement with our directors regarding this contribution, that they will be willing or able to provide the funds required to complete Phase II.”

In clarifying the activities the Company is currently engaged in the following sentence on page 28 which previous read as:

“We are hoping to commence Phase II in the fall of 2012 if we have adequate funds to do so.”  to:

“We will commence Phase II in the fall of 2012 since management has reviewed the results of Phase I with Mr. Ramos and will follow up on the discrepancies shown during the mapping and surveying done under Phase I.”

On page 41, the previous sentence has been changed from the following:

“We have completed Phase I and based on an evaluation of our results we will determine at that time when Phase II will commence, hopefully in the fall of 2012.”
to:

“We have completed Phase I and based on an evaluation of our results, management has decided to undertake the recommended exploration program under Phase II in the fall of 2012.”

The above changes clarify our intention to move forward with our exploration program.

Exhibits

The following has been inserted under Exhibit 99.2:

“Near the beginning of October 2011, a meeting was held between Mr. Ricardo Ramos, Professional Geologist, and Mr. John Ngitew, President of our Company, to discuss his availability to undertaking Phase I exploration program as recommended previously by Mr. Alfredo Jumpay in his report dated October 1, 2010.   Due to other commitments, Mr. Jumpay was not available to undertake the work he had previously recommended.

It was indicated to Mr. Ramos that the work should commence before the year-end so that the results, if any, could be discussed and a decision being made to carry forward with Phase II.  The expenditure of funds would be limited to the dollars stated in Mr. Jumpay’s report in 2010.

Mr. Ramos agreed to undertake the exploration work and prepare a geological report on his findings and make a recommendation if further work was warranted.”

Thank you for your comments regarding our filing of our Form S-1A.

Yours very truly;

“JOHN C. NGITEW:
John C. Ngitew
Chief Executive Officer, President and
Director

c/c           Grace Parinas – Chief Financial Officer

Enclosures (Form S-1A – amendment #3)